

September 8, 2011

Via E-mail
Paul Li
 Chief Financial Officer
Sen Yu International Holdings, Inc.
19 West 44th Street, Suite 1108
New York, New York 10036

> **Re: Sen Yu International Holdings, Inc.**
> **Form 10-K/A for fiscal year ended June 30, 2010**
> **Filed July 19, 2011**
> **File No. 0-12792**

Dear Mr. Li:

We have reviewed your supplemental response letter to us dated July 19, 2011 in response to our letter of comment dated May 23, 2011and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, as amended, for the fiscal year ended June 30, 2010

Business Agents, page 12

Wang Da: Fodder supply and Commercial Hog Repurchase

1.   We note your disclosure of the amended and restated cooperation agreement entered on March 28, 2011, pertaining to the RMB7,000,000 performance bond. In future filings, please disclose whether the term of the amended agreement remains at an indefinite term as indicated for the initial agreement entered on January 1, 2009 or disclose the maturity date. Also, please provide the U.S. dollar translation amount of the performance bond at the most recent balance sheet date included in the filing.

Management's Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 51

2.   We have reviewed your response to prior comment 9 and note your revisions included in Note 12(e) to the audited financial statements. We are unable to locate any related revisions in MD&A. In future filings, if significant, please disclose in MD&A the amount of compensation expense recognized in the statements of operations pertaining to the 200,000 common shares issued to the two consultants under the three year consulting agreement that commenced April 16, 2010.

Net Cash Provided by Operating Activities, page 53

3.   We have reviewed your revisions made in response to prior comment 12. We also reiterate our request to disclose in future filings, that the advances you provide Wang Da are sufficient, if true, for them to supply the fodder to Wang Da Farmers and also for them to repurchase the commercial hogs from the Wang Da Farmers. Please disclose. Otherwise, please tell us and disclose the other source of funds that Wang Da has to make these significant purchases on your behalf where the market value of the hogs delivered to you by them will be used as an offset to the advances they owe you.

Report of Independent Registered Public Accounting Firm, page F-2

4.   We have reviewed your revisions made in response to prior comment 14. Please revise the audit report to move the newly inserted explanatory paragraph to, instead, follow the opinion paragraph. In addition, expand the explanatory paragraph to conclude that as a result, the June 30, 2010 financial statements have been restated, and provide a cross-reference to Note 17 for a discussion of the restatement. Refer to the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") at AU Section 508, paragraph 18 for guidance. In addition, as the restatement note is required to be audited, the dual dating of the audit report should be reflected on the audit reports itself, rather than disclosing such date in Note 17. Please revise.

Financial Statements

Note 12. Stockholders' Equity, page F-24

d. Common Stock

5.   We note your revisions made in response to prior comment 24. In the second paragraph that begins with "In addition, the Company issued to Primary Capital LLC…," please in future filings clarify if the Settlement Agreement was entered into on June 4, 2010 rather

than 2011. Further, in the third paragraph, please clarify if an aggregate total of 361,870 shares were issued to Primary in connection with the Settlement Agreement and is inclusive of shares that were issuable upon the reverse merger with Advanced Swine and proposed financing which occurred June 9, 2010. Please clarify if the proposed financing is the same as the June 2010 Private Placement of Series B preferred stock and related warrants. Otherwise, disclose the additional amount of common shares that were issued to Primary. Also, in MD&A – General and Administrative Expenses, on page 51, please define what is meant by "in settlement of a <u>later</u> dispute," as the word 'later' implies a dispute that occurred subsequent to the June 4, 2010 settlement date.

Item 9A. Controls and Procedures, page 61

Disclosure Controls and Procedures

6.   We have reviewed your revisions made in response to prior comment 27. Please revise the first sentence to indicate management concluded that the Company maintained effective <u>disclosure</u> controls and procedures as of June 30, 2010. Your current disclosure refers to internal controls and procedures. This comment is also applicable to the second paragraph under Disclosure Controls and Procedures in the September 30, 2010 Form 10-Q/A filed on July 19, 2011.

Exhibit 31 and Exhibit 32 Certifications

7.   Please ensure that the opening paragraphs of the Certifications refer to the appropriate Form 10-K amendment that is being filed. For example, the reference should have been to Amendment <u>4</u> to the Form 10-K that was filed on July 19, 2011. In addition, the Exhibit 31.2 and Exhibit 32.2 Certification included in the June 30, 2010 Form 10-K/A should ensure that Mr. Paul Li's name appears in the opening paragraph, rather than your former CFO's name, Mr. Tongyu Zhang.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Review Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief